

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2021

Benjamin Slager
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
3710 Buckeye Street, Suite 120
Palm Beach Gardens, FL 33410

> **Re: Alliance BioEnergy Plus, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 5, 2021**
> **File No. 000-54942**

Dear Mr. Slager:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Diener, Esq.